UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment _____)*

BECOMING ART, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

075870 10 5
(CUSIP Number)

Mike Hanson
c/o Becoming Art, Inc.
One Technology Drive
Building H, Irvine, California 92618
(949) 341-0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075870 10 5

1.             Names of Reporting Persons:        Mike Hanson
                I.R.S. Identification Nos. of above persons (entities only):  N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.             Source of Funds (See Instruction):     PF

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [   ]

6.             Citizenship or Place of Organization:  CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.              Sole Voting Power:                          4,000,000 SHARES

8.              Shared Voting Power:                     N/A

9.              Sole Dispositive Power:                 4,000,000 SHARES

10.            Shared Dispositive Power:             N/A

11.            Aggregate Amount Beneficially Owned by Each Reporting Person:          4,000,000 SHARES

12.            Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  [   ]

13.	Percent of Class Represented by Amount in Row (11): 25.37%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 075870 10 5

ITEM 1.              SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Becoming Art, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Mike Hanson (the "Reporting Person"). The Issuer's current principal executive offices are located at One Technology Drive. Building H, Irvine, California, 92618.

ITEM 2.              IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is Mike Hanson.

(b)	Business Address. The business address of the Reporting Person is 8678 West 8th Avenue, Vancouver, B.C., V5Z 1E3.

(c)	Occupation and Employment. Mike Hanson is an entrepreneur seeking employment at this time.

(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. Canada

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares to which this statement relates were purchased by Mike Hanson with his personal funds.

ITEM 4.               PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition by the Reporting Person of 4,000,000 shares or 25.37% of the Issuer’s issued and outstanding common stock as of July 21, 2005.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP No. 075870 10 5

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

On June 29, 2005 and July 6, 2005, the Issuer entered into two merger agreements: the Oxford Merger Agreement and the CBC Merger Agreement, respectively. In a transaction related to the plan of merger, Mr. Mike Hanson and Mr. Clark McFadden, sole officers and directors of the Company, agreed to cancel and deliver their 4,000,000 and 3,000,000 shares, respectively, to the Company’s treasury, for the total sum and consideration of $100,000. This transaction is currently held in escrow and is not complete, pending satisfaction of the CBC Merger. Pending the closing of escrow, Hanson and McFadden will return voting and all other rights to their shares.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 4,000,000 shares of Common Stock of the Issuer, representing approximately 25.37% of the Issuer's common stock (based upon 15,762,886 shares of common stock outstanding at July 21, 2005).

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	Transactions within the Past 60 Days. See response by Reporting Person to Item 4, above.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                               RESPECT TO SECURITIES OF THE ISSUER.

Except as provided below, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

See response by Reporting Person to Item 4, above.

CUSIP No. 075870 10 5

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2005

/S/ MIKE HANSON
      MIKE HANSON